SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XM SATELLITE RADIO HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Senior Secured Discount Convertible Notes due 2009

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Joseph M. Titlebaum, Esq.

General Counsel and Secretary

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Steven M. Kaufman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$47,719,762	$5,106

*	Calculated solely for purposes of determining the filing fee and based on the book value of the 10% Senior Secured Discount Convertible Notes due 2009 of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. proposed to be acquired.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,106	Filing party:	XM Satellite Radio Holdings Inc.
Form or Registration No.:	TO-I	Date filed:	September 26, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by XM Satellite Radio Holdings Inc., a Delaware corporation (the “Company”), to issue a premium of shares of the Company’s Class A common stock to holders that convert outstanding 10% Senior Secured Discount Convertible Notes due 2009 (“10% Notes”) upon the terms and subject to the conditions described in the Offer of Premium for Conversion and Consent Solicitation (the “Offer of Premium”) and the related Letter of Transmittal and Consent (the “Letter of Transmittal” and, together with the Offer of Premium, as they may be amended from time to time, the “Offer”).

Except as amended hereby, all of the terms of the Offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:

a)	Item 6(c) is amended and restated as follows:

(c) None.

b)	The first sentence of the second paragraph on page iv of the Offer of Premium is amended and restated as follows:

“If this Offer is terminated without us accepting for conversion the 10% Notes, your tendered 10% Notes will be returned to you promptly.”

c)	The last sentence of the second paragraph on page 1 of the Offer of Premium is amended and restated as follows:

“We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements except to the extent required by applicable securities laws.”

d)	The Summary Historical Financial Information on pages 7 and 8 of the Offer of Premium is amended to add the following information:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Deficiency of earnings to fixed charges	$675,247	$635,771	$578,276	$385,027	$273,325

(1)	For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, “earnings” includes pre-tax income (loss) adjusted for fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one third of rental expense) representative of interest. The ratios of earnings to fixed charges are not presented for the years ended 2005, 2004 and 2003 and the six months ended June 30, 2006 and the six months ended June 30, 2005 because earnings were inadequate to cover fixed charges.

The book value per share of Class A common stock as of June 30, 2006 was $(0.6935).

e)	The last paragraph on page 15 of the Offer of Premium is amended and restated as follows:

“In addition, we may terminate this Offer and not convert any 10% Notes pursuant to this Offer if any condition is not satisfied on or prior to the Expiration Date.”

f)	The first sentence of the second full paragraph on page 17 of the Offer of Premium is amended and restated as follows:

“Upon the terms and subject to the conditions set forth in this Offer (including the terms and conditions of any extension or amendment) and applicable law, we will accept, and will issue Premium Shares for, any and all aggregate principal amount of the 10% Notes validly tendered for conversion and not properly withdrawn with respect to this Offer on or before 12:00 midnight, New York City Time, on the Expiration Date, promptly after the Expiration Date of this Offer.”

g)	The last sentence of the penultimate paragraph on page 20 of the Offer of Premium is amended and restated as follows:

“Any 10% Notes that have been tendered but that are not accepted will be returned to you without cost promptly following the Expiration Date.”

h)	The first two sentences of the first full paragraph on page 22 of the Offer of Premium are deleted and replaced with the following:

“These conditions are for our sole benefit. All conditions must be satisfied or waived prior to the expiration of the Offer. In addition, we may terminate this Offer and not convert any 10% Notes pursuant to this Offer if any condition is not satisfied on or prior to the Expiration Date.”

i)	The word “material” replaces the word “certain” in the caption “Certain U.S. Federal Income Tax Consequences” and in the first sentence of the fourth full paragraph on page 27 of the Offer of Premium. A corresponding change is made to the Table of Contents.

j)	The last sentence of the fifth full paragraph on page 27 is amended and restated as follows:

“Because individual circumstances may differ, we recommend that you consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in tax laws.”

k)	The last sentence of the last paragraph on page 27 of the Offer of Premium is amended and restated as follows:

“If you are a partner of a partnership holding 10% Notes, we recommend that you consult your tax advisor.”

l)	The second sentence of the first paragraph on page 28 of the Offer of Premium is deleted and the third sentence is amended and restated as follows:

“WE RECOMMEND THAT EACH HOLDER OF OUTSTANDING NOTES CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH NOTEHOLDER’S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE OFFER AND CONSENT SOLICITATION.”

m)	The last sentence of the third paragraph on page 28 of the Offer of Premium is amended and restated as follows:

“Due to the inherently factual nature of the determination, we recommend that U.S. Holders consult their own tax advisors regarding the classification of the 10% Notes as “securities” for federal income tax purposes and the treatment of receipt of the Premium Shares if the 10% Notes are not classified as “securities.”

n)	The fourth sentence of the first paragraph on page 29 of the Offer of Premium is amended and restated as follows:

“We recommend that Holders consult their own tax advisors regarding the treatment of the Proposed Amendments as a “significant modification” of the 10% Notes for federal income tax purposes.”

o)	The fifth paragraph on page 5 of the Letter of Transmittal is deleted and replaced with the following:

“ Please check the box if you are a Qualified Institutional Buyer (as defined in Rule 144A under the

Securities Act of 1933, as amended (the “Securities Act”)), an institutional Accredited Investor or an Accredited Investor (as defined in Rule 501(a) under the Securities Act). Your ability to accept the offer made hereby is not conditioned on your ability to make the statement set forth next to the box above, but is for XM’s information regarding which exemption it should rely upon for each accepting holder.”

You should be aware that the issuance of the Premium Shares is being made in reliance on the exemption from the registration requirements provided by Section 3(a)(9) or Section 4(2) of the Securities Act and the regulations promulgated thereunder.

p)	Item 12 of the Schedule TO is modified as follows:

(a)(1)(C) Letter to holders of 10% Notes, dated October 20, 2006.

(a)(1)(D) Revised Form of Letter of Transmittal and Consent.

(a)(1)(E) Supplement to Offer of Premium for Conversion and Consent Solicitation dated, October 20, 2006.

(a)(1)(F) Press Release, dated October 20, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XM SATELLITE RADIO HOLDINGS INC.

/s/ Joseph M. Titlebaum
Joseph M. Titlebaum
General Counsel and Secretary

Date: October 20, 2006